                                                                     Exhibit 4.3

                                                             Royal Ahold
                                                             Supervisory Board

                                            Albert Heijnweg 1,1507 EH Zaandam
                                            P.O. Box 3050, 1500 HB Zaandam
                                            The Netherlands
                                            Telefax +31 75 659 83 53
                                            Telephone +31 75 659 91 11
                                            Direct dial +31 75 659 56 25

     Date

Reference

                              Employment agreement

The undersigned:

1. Royal Ahold N.V., established at Zaandam, the Netherlands, represented by its Supervisory Board (the "Supervisory Board"), hereinafter "AHOLD";

     and

2. Mr. Hannu Ryopponen, residing at _________________, Burley, Rutland, _________________, United Kingdom, hereinafter "the CFO";

     Whereas:

     The Supervisory Board will put forward a proposal to appoint the CFO as CFO of the Executive Board of AHOLD (the "Executive Board") at the next General Meeting of Shareholders of AHOLD (the "General Meeting of Shareholders").

     Pending this appointment by the General Meeting of Shareholders, AHOLD wishes to (a) secure that the CFO will assume certain responsibilities on an interim basis and (b) set out the terms and conditions of the CFO's employment with AHOLD.

     Declare and have agreed as follows:

     1.   Date of Commencement of Employment and Position

          1.1. The CFO enters into an employment with AHOLD for an indefinite period of time, effective as soon as practical and at the latest as per January 1, 2004 (hereinafter: the "Date of Employment").

          1.2. Initially, the CFO shall carry out certain duties and responsibilities -- to be agreed between the Supervisory Board and the CFO -- on an interim basis. Upon the appointment by the General Meeting of Shareholders, the CFO will serve, in the position of CFO of the Executive Board (in Dutch: `statutair directeur').

          1.3. The CFO's place of employment will be the office of AHOLD in the Netherlands.

                                           Registered name: Koninklijke Ahold nv
                                           Trade Register Zaandam No. 35000363

     1.4. The CFO shall fulfil all obligations vested in him by law, and/or as are laid down in the articles of association of AHOLD and/or in instructions in a management regulation to be determined (to be applicable to the CFO), if any, within the Executive Board after the appointment of the CFO's in such Executive Board. The CFO will carry, as a member of the Executive Board, full and joint responsibility for all activities of AHOLD as provided for under Dutch law. The operative mode of the Executive Board is one of consensus under the chairmanship of the President. Nevertheless, every member of the Board is entrusted with specific responsibilities.

     1.5. The CFO is obliged to do or to refrain from doing all that CFOs in similar positions should do or should refrain from doing. The CFO shall fully devote himself, his time and his energy to promoting the interest of AHOLD.

     1.6. The CFO may perform up to three non-executive board positions (not being chairman positions), including his present non-executive board position with VCI Ltd., with the prior consent of the Supervisory Board of AHOLD, which consent AHOLD shall not unreasonably withhold. Notwithstanding the foregoing, the CFO shall refrain from accepting other remunerated or time consuming non-remunerated work activities with or for third parties or from doing active business for his own account without the prior written consent of the Supervisory Board of AHOLD.

2.   Notice of Termination

     2.1. The CFO's employment agreement shall terminate in connection with the CFO reaching his pensionable age:
          * upon the CFO's request after reaching the age of 60 in which case no notice period will have to be observed.
          * by decision of AHOLD after the CFO reaching the age of 60 in which case no notice period will have to be observed.
          * in any event, without notice being required, on the first day of the month following the date on which the CFO reaches the age of 62.

     2.2. This agreement may be terminated with due observance of a notice period of 6 months for AHOLD and 3 months for the CFO.

3.   Salary

     3.1. The CFO's base salary shall amount to gross Euro 650,000 per year (inclusive holiday allowance), of which amount USD 150,000 gross will be paid out in the United States, subject to the qualification below. The base salary shall be paid in 13 equal instalments at the end of each 4-weeks period. The above allocation of the CFO's base salary between the Netherlands and the United States is in line with the allocation of base salary of other members of the Executive Board based in the Netherlands. The CFO may seek independent tax advice in respect of the allocation and ask AHOLD to reconsider that allocation, provided that the facts and circumstances of the CFO's employment will justify such allocation.

     3.2. The CFO will be offered tax assistance by an external audit firm, also in order to optimise the tax position regarding employment income. AHOLD and the CFO will jointly apply for a 30% ruling as regards the CFO's remuneration and/or any extension thereof.

4.   Bonus and Stock Options

     4.1. AHOLD shall pay the CFO a bonus based on targets set, by mutual agreement, between the CFO and the Supervisory Board and will be payable in a single payment. The target amounts to 1.25 times the annual base salary, as that will be determined from year to year. For the first 12 months of employment following the Date of Employment, the CFO will be entitled to a guaranteed bonus of 70% of the annual target bonus amount. Eor the consecutive 12 months of employment, the CFO will be entitled to a guaranteed bonus of 50% of the annual target bonus amount. At the Date of Employment the CFO will be paid a first instalment of the guaranteed bonus for the first twelve months of employment in the amount of gross EUR 500,000.

     4.2. The CFO may participate in the AHOLD Stock Option Plan, for the first time in 2004. The number of stock options will be determined by ESOS on the recommendation of AHOLD's Supervisory Board. Currently, the Supervisory Board is recommending that members of the Executive Board be granted 75,000 options.

     4.3. As soon as practically possible, after the Date of Employment, the CFO will be granted 100,000 shares of common stock. Such shares shall be subject to a lockup period which shall last until two days after the General Meeting of Shareholders in 2004. All tax consequences shall be for the account of the CFO.

     4.4. The CFO will be granted an additional 100,000 shares of common stock under the so-called "AHOLD Restricted Stock Award", to be introduced shortly. To the extent other members of the Executive Board will be granted more than 200,000 shares of common stock under the "AHOLD Restricted Stock Award", the CFO will receive such excess.

5.   Expenses and Company Car

     5.1. AHOLD shall reimburse all reasonable expenses incurred by the CFO in the performance of his duties upon submission of all the relevant invoices and vouchers.

     5.2. AHOLD shall pay the CFO each period of 4 weeks an allowance of Euro 680 net in addition to his salary for out-of-pocket expenses.

     5.3. AHOLD shall provide the CFO with a company car for the performance of his duties (not for private use) and on such further conditions as shall be determined by AHOLD from time to time. The CFO shall have the free usage of the services of a private driver, in connection with business related travel by car.

     5.4. AHOLD shall pay those costs of a private telephone, mobile phone, fax machine, computer/laptop and home e-mail/internet access for the CFO, which are in excess of the amount that must be paid by the CFO in order to avoid tax-liability for AHOLD, to the extent that those costs are reasonable.

     5.5. AHOLD shall pay the CFO an allowance of Euro 50,000 net with respect to relocation costs incurred by the CFO, payable upon the CFO's relocation to the Netherlands. AHOLD shall reimburse all reasonable expenses incurred by the CFO from the Date of Employment until December 31, 2003 at the latest with respect to temporary housing in the Netherlands and economy flights from the UK and to the Netherlands and vice versa.

6.   Holidays

     6.1. The CFO shall be entitled to a reasonable amount of working days vacation per year, in line with the Dutch and Ahold practices. In taking vacation, the CFO shall duly observe the interests of AHOLD.

7.   Insurances and pension

     7.1. The CFO may participate in the group health insurance contract at De Amersfoortse insurance company. AHOLD shall contribute EUR 1,948 gross
          (2003) annually as contribution in the premium for medical costs insurance for the CFO. Parties shall explore the possibility to apply AHOLD's contribution of EUR 1,948 towards a continued participation of the CFO and his family in their current UK health insurance.

     7.2. AHOLD shall maintain suitable and adequate insurance in respect of managing director's liability in order to indemnify the CFO from all losses, liabilities and costs that he may incur arising out of the liability as managing director of AHOLD. It is understood that AHOLD is at present reviewing the level of insurance currently in place and will seek to improve coverage to a level reasonably obtainable in the current market.

     7.3. AHOLD shall indemnify and hold the CFO harmless for all liabilities incurred by the CFO in the performance of his duties hereunder, and/or in connection with any position the CFO will hold within the Ahold group or associated company/ies, to the extent provided for under Dutch law. Such indemnification shall also include all expenses (including all attorney's fees and legal expenses) incurred by the CFO.

     7.4. The CFO shall participate in the Dutch AHOLD Pension Scheme for members of the Executive Board (Pensioenreglement Raad van Bestuur Ahold) and the Ahold USA, Inc. Retirement Benefit Plan for the Members of the Managing Board. Such participation shall be based on the base salary allocated to the respective jurisdictions in accordance with article 3.1.

          The CFO may request AHOLD within six weeks of the signing hereof to be excluded from the participation of said Dutch Pension Scheme and US Retirement Benefit Plan, in which case AHOLD shall annually pay a gross cash contribution to a personal pension savings plan of the CFO, or pay out such gross amount directly to the CFO after withholding all applicable taxes. Such contribution shall be equal to the amount that would be due as AHOLD's employers contribution to the AHOLD pension fund under said Dutch Pension Scheme, calculated on the basis of actuarially self-financing (kostendekkend) contributions and a base salary of EUR 650,000 gross.

8.   Sickness

     8.1. In the event of sickness, AHOLD shall pay to the CFO as per the first day of sickness his base salary and benefits as defined in articles 3, 4, 5.4., and 7, up to a maximum of 52 weeks as from the first day of sickness.

9.   Termination by AHOLD for cause

     9.1. AHOLD may at any time terminate the CFO's employment with immediate effect for "Cause" (as defined in article 7:678 of the Dutch Civil
           Code).

10.  Termination payment

     10.1. In case AHOLD terminates this Agreement for reasons other than Cause, the CFO will, in addition to the remuneration he would be entitled to during the notice period to be taken into account by AHOLD, be entitled to a gross severance payment at least equal to the sum of 6 months of (i) gross base salary as in effect at the time of termination and (ii) average bonus as realised during the last three book years (or if the employment has not lasted for such three book years, for such shorter period as shall apply), but not less advantageous than as usually agreed under similar circumstances and in line with Dutch practice for senior executives.

     10.2. If and to the extent the General Meeting of Shareholders does not appoint the CFO during the first General Meeting of Shareholders after the Date of Employment as CFO of the Executive Board the CFO will be entitled to terminate this Agreement with immediate effect during the 2 months after such event and in that case the CFO will in addition, to the remuneration he would be entitled to during the notice period to be taken into account by AHOLD, receive a lump sum payment equal to the sum of (i) the gross annual salary as in effect at the time of termination and (ii) the annual target bonus.

11.  Change of control and change of employment

     11.1. The CFO shall be eligible for gross payments under the so-called "Change of Control regime" currently under consideration within AHOLD. If such regime will not be in place at the time a change of control as defined in the current draft of said regime occurs, the CFO shall, in addition to the remuneration he would be entitled to during the notice period to be taken into account by AHOLD, be entitled to a gross payment to the sum of 6 months of(i) gross base salary as in effect at the time of termination and (ii) average bonus as realised during thelast three book years (or if the employment has not lasted for such three book years, for such shorter period as shall apply), in case the employment of the CFO is terminated by AHOLD or the CFO gives notice of termination on "Good Grounds" as defined in the current draft of said regime, within 24 months of the occurrence of such change of control, notwithstanding the CFO's possible right to claim a higher amount under article 10.1 hereof.

12.  Confidentiality

     12.1. The CFO shall throughout the duration of this agreement and after this agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual any information of a confidential nature concerning the AHOLD group or other companies affiliated with AHOLD, which has become known to the CFO as a result of his employment with AHOLD and of which the CFO knows or should have known to be of a confidential nature.

13.  Gifts

     13.1. The CFO shall not in connection with the performance of his duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from third parties. This does not apply to customary promotional gifts of little value.

14.  Amendments

     14.1. Amendments to this agreement may only be agreed upon in writing and with regard to AHOLD, solely when a decision to that effect has been taken by the competent body of AHOLD.

15.  Applicable Law

     15.1. This agreement is governed by the laws of the Netherlands.

In witness whereof this agreement has been signed and executed in duplicate this June 18, 2003.

/s/ Henny de Ruiter                        /s/ Hannu Ryopponen
-----------------------------              -------------------------------------
 AHOLD                                                   CFO
by Henny de Ruiter

(subject to the approval of the full Supervisory Board)